Press Release SR #08-05

December 22, 2005

MAJOR LAND ACQUISITION CONDITIONALLY
ACCEPTED BY TSX VENTURE EXCHANGE

Sutcliffe Resources Ltd. (the “Company”) has received notification that the TSX Venture Exchange (the “Exchange”) has conditionally accepted the Company’s arm’s length proposal to acquire a 100% interest in 53 mining claims representing approximately 22,800 hectares surrounding the Company’s Beale Lake property. The proposed agreement calls for a cash payment of $200,000, the issuance of 2,500,000 shares and is subject to a 2% net smelter royalty.

The Company has received drilling permits for 4,000 meters of diamond drilling on its core Beale Lake claims and anticipates drilling to commence by mid January, 2006.

On behalf of the Board of Directors

“Laurence Stephenson”

Laurence Stephenson,
President

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223    •    Fax: 604.608.0344    •    North America Toll-free: 1.877.233.2244